Exhibit 12.1
Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income From Continuing Operations	$260,268	$301,132	$317,143	$223,163	$246,590	$225,384
Income Taxes	92,489	152,447	156,418	126,892	136,142	102,202
Fixed Charges	177,057	235,705	225,119	214,430	214,803	225,041

Total Earnings	$529,814	$689,284	$698,680	$564,485	$597,535	$552,627

Fixed Charges:
Interest Charges	$157,580	$208,521	$196,826	$185,087	$183,527	$193,973
Estimated Interest Portion of Annual Rents	19,477	27,184	28,293	29,343	31,276	31,068

Total Fixed Charges	$177,057	$235,705	$225,119	$214,430	$214,803	$225,041

Ratio of Earnings to Fixed Charges (rounded down)	2.99	2.92	3.10	2.63	2.78	2.45